UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2026

Gregory Ethridge
Chief Executive Officer
Long Table Growth Corp.
8400 Westchester Drive, Suite 212
Dallas, Texas 75225

Re: Long Table Growth Corp.
Registration Statement on Form S-1
Filed January 20, 2026
File No. 333-292835

Dear Gregory Ethridge:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jordan Leon